NEWS RELEASE TSX: WRN NYSE American: WRN

October 26, 2026

Western Copper and Gold Announces Leadership Transition

Vancouver, B.C. Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN; NYSE American: WRN) today announced that Sandeep Singh will step down as President and Chief Executive Officer and as a director of the Company effective October 31, 2026.

Mark E. Smith, Chairman of the Board, will be appointed Interim Chief Executive Officer of the Company, and Michael Psihogios will be appointed President of the Company in addition to his role as Chief Financial Officer of the Company, both effective November 1, 2026. The Board will initiate an executive search for a new CEO.

Mr. Smith and Mr. Psihogios will lead the Company as it advances the Casino copper-gold project (the "Casino Project") through the Yukon Environmental and Socio-economic Assessment Board ("YESAB") Panel Review. Engineering design and optimization work continues in parallel, preparing the Casino Project for the next phases of review and subsequent licensing. As of September 30, 2026, Western had over C$120.6 million in cash and investments.

"Casino is one of the most significant undeveloped copper-gold projects I have worked on in my career, and the Board and I are fully committed to advancing it. The Panel Review, the engineering work, and our engagement with First Nations and the Government of Yukon continue without interruption. Western is well funded, the work ahead is clearly defined, and the team is in place and committed. I have spent more than a decade reviewing Yukon projects, and I have full confidence in the technical foundation of Casino and in the people advancing it. On behalf of the Board, I thank Sandeep for his contribution to Western and wish him well," said Mr. Smith.

Mr. Smith joined the Board in November 2025 and was appointed Chairman in August 2026. He is a professional engineer with over 45 years of global mining experience, including nearly 25 years leading Vector Engineering, a 500-person firm he co-founded whose clients included BHP, Rio Tinto, Barrick, Newmont, Vale, Glencore, and Teck. He currently serves on the technical review boards for Barrick, Newmont, Glencore, and Talamore. He has worked in the Yukon for 15 years as a senior technical advisor and reviewer on projects including Coffee, Macpass, and Mactung, and has advised the Government of Yukon on mine waste and heap leach management. Most recently, he chaired the Independent Review Board for the Eagle Mine investigation, working closely with affected First Nations and, for the past year, has been working with the buyers of this mine on their recommissioning plans.

Mr. Psihogios joined Western as Chief Financial Officer in August 2024 and has played a central role in the advancement of the Casino Project. He has 20 years of mining industry experience in corporate, private equity, and investment banking roles, across development projects, operating mines, and construction. He was previously CFO of DUMAS Mining, a mine builder serving clients including Glencore, Newmont, Agnico Eagle, Capstone, and Hudbay. At DUMAS, he led a successful turnaround and international growth strategy, while overseeing the company's strategic partnerships, including with Canadian First Nations. He holds an MBA from the University of Toronto and the University of St. Gallen.

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About Western Copper and Gold Corporation

Western Copper and Gold Corporation is advancing the Casino Project, Canada's premier copper-gold mine in the Yukon and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with First Nations and local communities to progress the Casino Project, using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Mark E. Smith"

Mark E. Smith

Chairman

Western Copper and Gold Corporation

For more information, please contact:

Cameron Magee

Director, Investor Relations & Corporate Development

Western Copper and Gold Corporation

cmagee@westerncopperandgold.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions. Such forward-looking statements herein include statements regarding the effective date of the management transition and Mr. Singh's resignation from the Board, the Board initiating an executive search for a new CEO, Mr. Smith and Mr. Psihogios leading the Company as it advances the Casino Project through the YESAB Panel Review, engineering design and optimization work continuing in parallel, preparing the Casino Project for the next phases of review and subsequent licensing, the Casino Project being one of the most economic greenfield copper-gold mining projects in the world, and the company's plans for the continued advancement of the Casino Project.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the risk of unforeseen challenges in advancing the Casino Project, potential impacts on operational continuity, changes in general market conditions that could affect the Company's performance; and other risks and uncertainties disclosed in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure documents.

Forward-looking statements are based on assumptions management believes to be reasonable, such assumptions and factors as set out herein, and in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure document.

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Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, other factors may cause results to be materially different from those anticipated, described, estimated, assessed or intended. These forward-looking statements represent the Company's views as of the date of this news release. There can be no assurance that any forward-looking statements will be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not intend to and does not assume any obligation to update forward-looking statements other than as required by applicable law.

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